October 15, 2015

Via EDGAR

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:                             Antero Midsteam Partners LP

Registration Statement on Form S-1

Filed October 9, 2015

File No. 333-207365

Dear Ms. Ransom:

On behalf of Antero Midsteam Partners LP (the “Partnership”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated to 2:00 p.m. (Washington, D.C. time) on October 19, 2015, or as soon thereafter as practicable. The Company hereby acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (303) 357-7310 or W. Matthew Strock of Vinson & Elkins L.L.P. at (713) 758-3452 with any questions regarding this matter.

Very truly yours,

Antero Midstream Partners LP

By:	Antero Resources Midstream Management, LLC,
its general partner

	By:	/s/ Glen C. Warren, Jr.
	Name:	Glen C. Warren, Jr.
	Title:	President, Chief Financial Officer and Secretary